NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

NYSE hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 12, 2016, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(4) That the entire class of this security was redeemed or expired on May 10, 2013.

The removal of the Rights to Purchase Preferred Shares of Axiall Corporation (f/k/a Georgia Gulf Corporation) is being effected because the Exchange knows or is reliably informed that on May 10, 2013, all rights pertaining to the entire class of this security were extinguished.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on May 10, 2013.